Exhibit 11.1

ML Macadamia Orchards, L.P.

Computation of Net Income (Loss) per Class A Unit

(in thousands, except per unit data)

	2011	2010	2009

Net income (loss)	$712	$(1,487)	$195

Class A Unitholders (ownership percentage)	x 100%	x 100%	x 100%

Net income (loss) allocable to Class A Unitholders	$712	$(1,487)	$195

Class A Units outstanding	7,500	7,500	7,500

Net income (loss) per Class A Unit	$0.09	$(0.20)	$0.03